OSISKO GOLD ROYALTIES LTD

..............................................................
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and six months
ended
June 30, 2018

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2018	2017
	Notes	$	$
Assets
Current assets
Cash and cash equivalents	4	188,631	333,705
Short-term investments		1,000	-
Accounts receivable		9,023	8,385
Inventories		7,969	9,859
Other assets		602	984
		207,225	352,933
Non-current assets
Investments in associates	5	314,050	257,433
Other investments	6	78,898	115,133
Royalty, stream and other interests	7	1,643,363	1,575,772
Exploration and evaluation		102,400	102,182
Goodwill		111,204	111,204
Other assets		1,501	1,686
		2,458,641	2,516,343
Liabilities
Current liabilities
Accounts payable and accrued liabilities		11,640	15,310
Dividends payable		7,811	7,890
Provisions and other liabilities	8	7,169	5,632
		26,620	28,832
Non-current liabilities
Long-term debt	9	419,228	464,308
Provisions and other liabilities	8	1,405	2,036
Deferred income taxes		127,287	126,762
		574,540	621,938
Equity attributable to Osisko Gold Royalties Ltd’s shareholders
Share capital		1,622,373	1,633,013
Warrants		30,901	30,901
Equity reserve	11	990	-
Contributed surplus		14,876	13,265
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income (loss)		8,488	(2,878)
Retained earnings		188,872	202,503
		1,884,101	1,894,405
		2,458,641	2,516,343

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2018	2017	2018	2017
	Notes	$	$	$	$

Revenues	12	137,819	18,359	263,433	35,485

Cost of sales	12	(108,290)	(271)	(201,957)	(373)
Depletion of royalty, stream and other interests		(13,271)	(3,675)	(26,501)	(6,994)
Gross profit		16,258	14,413	34,975	28,118

Other operating expenses
General and administrative	17	(5,159)	(6,345)	(9,568)	(11,996)
Business development	17	(1,508)	(2,188)	(2,673)	(3,967)
Exploration and evaluation, net of tax credits		(38)	(22)	(82)	(64)
Operating income		9,553	5,858	22,652	12,091
Interest income		1,048	1,128	2,540	2,406
Dividend income		50	-	50	-
Finance costs		(6,261)	(984)	(12,895)	(1,933)
Foreign exchange gain (loss)		65	(6,125)	252	(7,545)
Share of loss of associates		(1,022)	(1,516)	(2,419)	(2,961)
Other gains (losses), net	12	(1,620)	14,598	(4,201)	16,622
Earnings before income taxes		1,813	12,959	5,979	18,680
Income tax expense		(1,302)	(2,023)	(3,158)	(3,744)
Net earnings		511	10,936	2,821	14,936

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		511	11,043	2,821	15,119
Non-controlling interests		-	(107)	-	(183)

Net earnings per share	13
Basic		-	0.10	0.02	0.14
Diluted		-	0.10	0.02	0.14

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Net earnings	511	10,936	2,821	14,936

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income
Changes in fair value of financial assets at fair value through comprehensive income	(4,440)	(1,054)	(18,415)	2,693
Income tax effect	590	121	2,531	(283)
Share of other comprehensive income (loss) of associates	399	586	(99)	(63)

Items that may be reclassified to the consolidated statement of income
Cumulative translation adjustments	15,767	-	35,863	-
Change in fair value of derivative financial instruments – cash flow hedges	-	(10,484)	-	(10,484)
Income tax effect	-	1,405	-	1,405
Share of other comprehensive loss of associates	-	(252)	-	(481)
Other comprehensive income (loss)	12,316	(9,678)	19,880	(7,213)

Comprehensive income	12,827	1,258	22,701	7,723

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	12,827	1,365	22,701	7,906
Non-controlling interests	-	(107)	-	(183)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2018	2017	2018	2017
		$	$	$	$

Operating activities
Net earnings		511	10,936	2,821	14,936
Adjustments for:
Share-based compensation		2,356	3,669	3,029	6,331
Depletion and amortization		13,313	3,710	26,585	7,062
Finance costs		1,726	373	3,344	718
Share of loss of associates		1,022	1,516	2,419	2,961
Net loss on acquisition of investments		-	(315)	(1,908)	2,283
Net loss (gain) on dilution of investments in associates		253	(11,976)	253	(16,809)
Net gain on disposal of investments		-	(632)	-	(632)
Change in fair value of financial assets at fair value through profit and loss		1,367	(1,675)	5,856	(1,464)
Deferred income tax expense		1,075	2,023	2,742	3,744
Foreign exchange loss (gain)		(487)	6,113	411	7,528
Settlement of deferred share units		(499)	-	(499)	-
Other		46	(59)	92	46
Net cash flows provided by operating activities before changes in non-cash working capital items		20,683	13,683	45,145	26,704
Changes in non-cash working capital items	14	(1,023)	403	(2,182)	(605)
Net cash flows provided by operating activities		19,660	14,086	42,963	26,099

Investing activities
Net decrease (increase) in short-term investments		(500)	1,000	(1,000)	500
Acquisition of investments		(58,811)	(68,306)	(72,440)	(131,125)
Proceeds on disposal of investments		1,465	969	27,043	23,481
Acquisition of royalty and stream interests		(49,141)	(12,500)	(59,111)	(55,428)
Property and equipment		(65)	(17)	(83)	(61)
Exploration and evaluation tax credits (expenses), net		99	(1,613)	1,193	(371)
Net cash flows used in investing activities		(106,953)	(80,467)	(104,398)	(163,004)

Financing activities
Issuance of common shares		76	1,516	190	2,385
Issue expenses		-	-	(186)	-
Financing fees		-	-	(379)	-
Investment from non-controlling interests		-	-	-	1,292
Repayment of long-term debt		(51,820)	-	(51,820)	-
Normal course issuer bid purchase of common shares		(1,653)	-	(21,986)	(1,822)
Dividends paid		(6,446)	(3,947)	(13,993)	(8,029)
Net cash flows used in financing activities		(59,843)	(2,431)	(88,174)	(6,174)
Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(147,136)	(68,812)	(149,609)	(143,079)
Effects of exchange rate changes on cash and cash equivalents		3,150	(6,113)	4,535	(7,528)

Decrease in cash and cash equivalents		(143,986)	(74,925)	(145,074)	(150,607)
Cash and cash equivalents – beginning of period		332,617	423,567	333,705	499,249
Cash and cash equivalents – end of period		188,631	348,642	188,631	348,642

Additional information related to the consolidated statements of cash flows is presented in Note 14.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributable to Osisko Gold Royalties Ltd’s shareholders
		Number of					Equity	Accumulated
		common					component of	other
		shares	Share		Equity	Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	reserve	surplus	debentures	Income (loss)(i)	earnings	Total
			$	$	$	$	$	$	$	$
Balance - January 1, 2018		157,797,193	1,633,013	30,901	-	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings		-	-	-	-	-	-	-	2,821	2,821
Other comprehensive income		-	-	-	-	-	-	19,880	-	19,880
Comprehensive income		-	-	-	-	-	-	19,880	2,821	22,701
Dividends declared	10	-	-	-	-	-	-	-	(15,622)	(15,622)
Shares issued – Dividends reinvestment plan	10	137,972	1,708	-	-	-	-	-	-	1,708
Shares issued – Employee share purchase plan		18,207	243	-	-	-	-	-	-	243
Share options:
Shared-based compensation		-	-	-	-	1,624	-	-	-	1,624
Replacement share options:
Fair value of options exercised		-	13	-	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	-	38
Restricted share units to be settled in common shares	11	-	-	-	990	-	-	-	-	990
Normal course issuer bid purchase of common shares	10	(1,742,299)	(12,642)	-	-	-	-	-	(9,344)	(21,986)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	-	(8,514)	8,514	-
Balance – June 30, 2018		156,213,783	1,622,373	30,901	990	14,876	17,601	8,488	188,872	1,884,101

(i)

As at June 30, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to ($28,212,000) and items that may be recycled to the consolidated statement of income amounting to $36,700,000.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributable to Osisko Gold Royalties Ltd’s shareholders
	Number of				Equity	Accumulated
	common				component of	other			Non-
	shares	Share		Contributed	convertible comprehensive		Retained		controlling
	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total	interests	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2017	106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)	-	-	-	-	-	-	15,119	15,119	(183)	14,936
Other comprehensive income	-	-	-	-	-	(7,213)	-	(7,213)	-	(7,213)
Comprehensive income (loss)	-	-	-	-	-	(7,213)	15,119	7,906	(183)	7,723
Dividends declared	-	-	-	-	-	-	(8,534)	(8,534)	-	(8,534)
Shares issued – Dividends reinvestment plan	35,371	505	-	-	-	-	-	505	-	505
Shares issued – Employee share purchase plan	12,255	170	-	-	-	-	-	170	-	170
Share options:
Shared-based compensation	-	-	-	1,554	-	-	-	1,554	-	1,554
Fair value of options exercised	-	101	-	(101)	-	-	-	-	-	-
Proceeds from exercise of options	27,502	389	-	-	-	-	-	389	-	389
Replacement share options:
Fair value of options exercised	-	1,108	-	(1,108)	-	-	-	-	-	-
Proceeds from exercise of options	171,501	1,887	-	-	-	-	-	1,887	-	1,887
Investments from non-controlling interests	-	-	-	-	-	-	295	295	9	304
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	(1,358)	1,358	-	-	-
Balance – June 30, 2017	106,743,944	913,050	30,901	11,756	3,091	(733)	258,544	1,216,609	1,693	1,218,302

(i)

As at June 30, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $9,064,000 and items that may be recycled to the consolidated statement of income (loss) amounting to ($9,797,000).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (Note 3) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The Board of Directors approved the interim condensed consolidated financial statements on August 2, 2018.

3.	New accounting standards

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

IFRS 15, Revenue from contracts with customers (“IFRS 15”) (continued)

Revenue recognition policy

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

4.	Cash and cash equivalents

	June 30,	December 31,
	2018	2017
	$	$

Cash	188,631	266,785
Cash equivalents	-	66,920
	188,631	333,705

As at June 30, 2018 and December 31, 2017, cash held in U.S. dollars amounted respectively to $101.7 million (US$77.3 million) and $69.5 million (US$55.4 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Six months ended	Year ended
	June 30,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	257,433	82,902
Acquisitions (i)	52,340	136,529
Exercise of warrants	-	14,519
Transfer from other investments (i) (Note 6)	7,048	-
Share of loss, net	(2,419)	(6,114)
Share of other comprehensive loss, net	(99)	(537)
Net gain (loss) on ownership dilution	(253)	30,560
Disposals	-	(426)
Balance – End of period	314,050	257,433

(i)

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria Gold Corp. (“Victoria”), pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (Note 7) and subscribed to a private placement of 100 million common shares of Victoria at a price of $0.50 per common share for $50.0 million. Following this transaction, Victoria became an associate of Osisko.

6.	Other investments

	Six months ended	Year ended
	June 30,	December 31,
	2018	2017
	$	$
Fair value through profit or loss (warrants/convertible debentures)
Balance – Beginning of period	8,092	10,935
Acquisitions (Note 7)	8,591	9,662
Exercise	-	(14,170)
Change in fair value	(5,856)	1,665
Balance – End of period	10,827	8,092

Fair value through other comprehensive income (shares)
Balance – Beginning of period	106,841	97,274
Acquisitions	13,536	72,719
Exercise of warrants	-	500
Interests on financial assets at amortized cost paid in shares	-	12
Change in fair value	(18,415)	6,139
Transfer to associates (Note 5)	(7,048)	-
Disposals	(27,043)	(69,803)
Balance – End of period	67,871	106,841

Amortized cost
Balance – Beginning and end of period	200	200

Total	78,898	115,133

The investments comprise common shares, warrants, convertible debentures and notes receivable, almost exclusively from Canadian publicly traded companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests

				Six months ended
				June 30, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	59,111	-	-	59,111
Conversion	-	4,278	(4,278)	-
Depletion	(13,089)	(10,619)	(2,793)	(26,501)
Translation adjustments	4,662	25,190	5,129	34,981
Balance – End of period	821,214	718,927	103,222	1,643,363

Producing
Cost	504,942	605,801	65,852	1,176,595
Accumulated depletion and impairment	(129,499)	(22,274)	(4,259)	(156,032)
Net book value – End of period	375,443	583,527	61,593	1,020,563

Development
Cost	244,551	135,400	32,322	412,273
Accumulated depletion	-	-	-	-
Net book value – End of period	244,551	135,400	32,322	412,273

Exploration and evaluation
Cost	201,220	-	9,307	210,527
Accumulated depletion	-	-	-	-
Net book value – End of period	201,220	-	9,307	210,527

Total net book value – End of period	821,214	718,927	103,222	1,643,363

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (the “Property”) (Note 5) which hosts the Eagle Gold project located in Yukon, Canada. The 5% NSR royalty applies to all metals and minerals produced from the Property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party).

Falco Resources Ltd.

On June 18, 2018, Osisko entered into a binding term sheet to provide Falco Resources Ltd. (“Falco”), an associate of the Company, with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Closing of the Silver Stream is anticipated to occur in September 2018 and is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals, consents from third parties and approval from a majority of the disinterested shareholders of Falco (the “Disinterested Shareholder Approval”).

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Following the execution of binding term sheets between Falco and Osisko, a formal notice was sent to Glencore. Glencore shall have a period of 60 days to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Falco Resources Ltd.

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7.0 million (the “Debenture”). Upon receipt of Disinterested Shareholder Approval, the Debenture shall be convertible (the “Conversion”) into units of Falco (the “Units”). There will be no interest payable at any time on the outstanding principal of the Debenture unless Falco fails to obtain Disinterested Shareholder Approval for the Conversion, in which case interest shall accrue retroactively from the closing date of the Debenture transaction at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the principal when due, as per the terms of the Debenture. The maturity date of the Debenture shall be the earlier of (i) the date of the meeting of the Falco shareholders to be held to obtain the Disinterested Shareholder Approval and (ii) December 31, 2018.

On the date upon which Falco obtains the Disinterested Shareholder Approval for the Conversion, the Debenture shall be converted into such number of Units of Falco that is equal to the principal divided by 0.5783 (the “Conversion Price”). Each Unit shall consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price that represents a 30% premium to the Conversion Price for a period of thirty-six months from the date the Units are issued, representing $0.75.

				Year ended
			December 31, 2017
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768
Acquisitions	26,681	53,438	-	80,119
Business combination	353,314	656,602	106,199	1,116,115
Depletion	(15,475)	(11,283)	(1,307)	(28,065)
Impairment	(89,000)	-	-	(89,000)
Translation adjustments	242	1,321	272	1,835

Balance – End of period	770,530	700,078	105,164	1,575,772

Producing
Cost	503,340	582,466	66,812	1,152,618
Accumulated depletion and impairment	(116,352)	(11,242)	(1,307)	(128,901)
Net book value – End of period	386,988	571,224	65,505	1,023,717

Development
Cost	194,535	128,854	30,793	354,182
Accumulated depletion	-	-	-	-
Net book value – End of period	194,535	128,854	30,793	354,182

Exploration and evaluation
Cost	189,007	-	8,866	197,873
Accumulated depletion	-	-	-	-
Net book value – End of period	189,007	-	8,866	197,873

Total net book value – End of period	770,530	700,078	105,164	1,575,772

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions and other liabilities

	Six months ended	Year ended
	June 30, 2018	December 31, 2017
	DSU and	Share exchange	DSU and
	RSU(i)	rights	RSU(i)	Total
	$	$	$	$

Balance – Beginning of period	7,668	10,692	5,894	16,586
Accretion expense	-	299	-	299
New liabilities	3,008	988	7,053	8,041
Settlement of liabilities	(499)	(11,979)	(5,539)	(17,518)
Extinguished liabilities	-	-	(59)	(59)
Revision of estimates	(1,603)	-	319	319
Balance – End of period	8,574	-	7,668	7,668

Current portion	7,169	-	5,632	5,632
Non-current portion	1,405	-	2,036	2,036
	8,574	-	7,668	7,668

(i)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

9.	Long-term debt

The movements in the long-term debt are as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	464,308	45,780
New debt – convertible debentures(ii)	-	279,469
Transaction costs – convertible debentures	-	(10,735)
New debt – revolving credit facility(iii)	-	147,323
Repayment – revolving credit facility	(51,820)	-
Amortization of transaction costs	1,005	427
Accretion expense	2,155	1,336
Foreign exchange revaluation impact	3,580	708
Balance – End of period	419,228	464,308

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2018	2017
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	99,791	148,031
Long-term debt	449,791	498,031
Unamortized transaction costs	(9,898)	(10,903)
Unamortized accretion on convertible debentures	(20,665)	(22,820)
Long-term debt, net	419,228	464,308
Current portion	-	-
Non-current portion	419,228	464,308
	419,228	464,308

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

(iii)	Revolving credit facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150.0 million to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and has a four-year term (November 14, 2021), which can be extended by one year on each of the first two anniversary dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

(iii)	Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn will bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. During the six months ended June 30, 2018, the Company has repaid an amount of $51.8 million in capital. As at June 30, 2018, the Facility was drawn in two tranches for a total of $99.8 million: $30.0 million at an effective interest rate of 3.43% and US$53.0 million ($69.8 million) at an effective interest rate of 3.79%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at June 30, 2018, all such ratios and requirements were met.

10.	Share capital and warrants

Normal Course Issuer Bid

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2017 NCIB Program will terminate on December 10, 2018 or on such earlier date as the 2017 NCIB Program is complete. Daily purchases will be limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares.

During the six months ended June 30, 2018, 1,742,299 common shares were purchased for cancellation under the 2017 NCIB Program for an aggregate acquisition price of $21,986,000 (average acquisition price per share of $12.62) .

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2018:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000	27,302,917
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000	8,097,787

	0.10			15,622,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan (“DRIP”).

During the three and six months ended June 30, 2018, the Company issued respectively 113,459 and 137,972 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2018, the holders of 8,097,787 common shares had elected to participate in the DRIP, representing dividends payable of $405,000. Therefore, 33,555 common shares were issued on July 16, 2018 at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants (continued)

Warrants

The following table summarizes the Company’s warrants outstanding as at June 30, 2018:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended		Year ended
	June 30, 2018		December 31, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,537,123	14.90	3,063,130	14.25
Granted(i)	841,900	12.90	763,400	16.57
Exercised	-	-	(43,970)	14.22
Exercised – Virginia replacement share options(ii)	(2,710)	13.93	(190,471)	11.28
Forfeited	(24,534)	15.83	(50,633)	14.57
Expired	(11,666)	15.45	(4,333)	15.80
Balance – End of period	4,340,113	14.51	3,537,123	14.90
Options exercisable – End of period	2,720,177	14.74	2,051,323	14.57

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the six months ended June 30, 2018 was $14.71.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company’s share options outstanding as at June 30, 2018:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35 – 9.98	57,391	9.77	3.63	57,391	9.77
10.58 – 12.97	913,975	12.72	4.83	72,075	10.66
13.38 – 14.78	985,683	13.49	3.00	685,915	13.48
14.90 – 15.80	1,665,664	15.32	1.54	1,665,664	15.32
16.66 – 17.84	717,400	16.68	3.93	239,132	16.68
	4,340,113	14.51	2.99	2,720,177	14.74

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2018	December 31, 2017

Dividend per share	1%	1%
Expected volatility	35%	38%
Risk-free interest rate	2%	1%
Expected life	46 months	45 months
Weighted average share price	$12.90	$16.57
Weighted average fair value of options granted	$3.38	$4.58

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and six months ended June 30, 2018, the total share-based compensation related to share options on the consolidated statements of income amounted to $847,000 and $1,624,000, respectively ($728,000 and $1,548,000 for the three and six months ended June 30, 2017, respectively). In addition, share-based compensation of $2,000 and $6,000 was capitalized to exploration and evaluation assets for the three and six months ended June 30, 2017, respectively.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Deferred and restricted share units

On February 16, 2018, the Board of Directors has approved amendments to the Company’s RSU plan, which now provides for the right to receive a payment in the form of common shares, cash or a combination of common shares and cash (the “Amended RSU Plan”).The Amended RSU Plan was approved by the shareholders at the Annual and Special Meeting of Shareholders on May 3, 2018.

The following table summarizes information about the DSU and RSU movements:

	Six months ended			Year ended
	June 30, 2018			December 31 ,2017
	DSU (i)	RSU(ii)	RSU(iii)	DSU(i)	RSU(ii)
	(cash)	(cash)	(equity)	(cash)	(cash)

Balance – Beginning of period	266,442	600,627	-	175,446	595,076
Granted	82,600	384,800	68,162	88,600	231,300
Reinvested (dividends on common shares)	1,952	4,497	499	2,396	7,260
Settled	(36,529)	-	-	-	(225,429)
Forfeited	-	-	-	-	(7,580)
Balance – End of period	314,465	989,924	68,661	266,442	600,627
Balance – Vested	231,865	100,863	68,661	177,405	-

(i)	The DSU granted vest the day prior to the next annual general meeting and are payable in cash at the end of the employment period of each director.

(ii)	The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

(iii)

50% of the short-term incentive (2017 annual bonus) attributed to management in connection with the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group was paid in RSU instead of cash representing a value at the date of grant of $990,000. These RSU vested on the grant date and will be settled in equity on December 31, 2019 (or at the end of the employment period, if earlier). On the settlement date, one common share will be issued for each RSU.

The total share-based compensation related to the DSU and RSU plans for the three and six months ended June 30, 2018 amounted to $1,509,000 and $1,405,000, respectively ($2,941,000 and $4,783,000 for the three and six months ended June 30, 2017, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Additional information on the consolidated statements of income

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues
Royalty interests	22,194	17,021	46,138	33,637
Stream interests	10,657	1,338	19,298	1,848
Offtake interests	104,968	-	197,997	-
	137,819	18,359	263,433	35,485

Cost of sales
Royalty interests	84	56	116	78
Stream interests	4,088	215	7,119	295
Offtake interests	104,118	-	194,722	-
	108,290	271	201,957	373

Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	(1,367)	1,675	(5,856)	1,464
Net gain (loss) on dilution of investments in associates	(253)	11,976	(253)	16,809
Net gain (loss) on acquisition of investments(i)	-	315	1,908	(2,283)
Net gain on disposal of investments	-	632	-	632
Other gains (losses), net	(1,620)	14,598	(4,201)	16,622

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Net earnings per share

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
Net earnings attributable to Osisko Gold Royalties Ltd’s shareholders	511	11,043	2,821	15,119

Basic weighted average number of common shares outstanding (in thousands)	156,232	106,656	156,945	106,600
Dilutive effect of share options (i)	25	115	28	82
Dilutive effect of warrants (i)	-	-	-	-
Dilutive effect of convertible debentures (i)	-	-	-	-
Diluted weighted average number of common shares	156,257	106,771	156,973	106,682

Net earnings per share
Basic	-	0.10	0.02	0.14
Diluted	-	0.10	0.02	0.14

(i)

For the three and six months ended June 30, 2018, 4,210,647 share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the three and six months ended June 30, 2017, 1,642,799 share options and 3,169,898 share options were respectively excluded from the computation of diluted earnings per share due to being anti-dilutive. For the three and six months ended June 30, 2017, 11,195,500 outstanding warrants and 2,620,545 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

14.	Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$

Interests received	1,139	926	2,417	2,043
Interests paid on long-term debt	9,597	611	11,477	1,215
Dividends received	50	-	50	215
Income taxes paid	227	-	416	-

Changes in non-cash working capital items
Increase in accounts receivable	(458)	(597)	(2,049)	(174)
Decrease in inventories	1,993	-	1,890	-
Decrease in other current assets	216	88	198	211
Increase (decrease) in accounts payable and accrued liabilities	(2,774)	912	(2,221)	(642)
	(1,023)	403	(2,182)	(605)

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Additional information on the consolidated statements of cash flows (continued)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$

Tax credits receivable related to exploration and evaluation assets
Beginning of period	2,903	4,659	4,091	6,238
End of period	2,750	4,896	2,750	4,896

Accounts payable and accrued liabilities related to financing fees
Beginning of period	-	-	379	-
End of period	-	-	-	-

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	-	-	186	-
End of period	-	-	-	-

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				June 30, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Convertible debentures, warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	10,089	10,089
Other minerals, oil and gas	-	-	738	738
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	5,760	-	-	5,760
Publicly traded mining exploration and development companies
Precious metals	42,757	-	-	42,757
Other minerals, oil and gas	19,354	-	-	19,354

	67,871	-	10,827	78,698

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

			December 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,375	3,375
Other minerals, oil and gas	-	-	4,717	4,717
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	29,360	-	-	29,360
Publicly traded mining exploration and development companies
Precious metals	60,286	-	-	60,286
Other minerals, oil and gas	17,195	-	-	17,195
	106,841	-	8,092	114,933

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at June 30, 2018 and December 31, 2017.

During the six months ended June 30, 2018 and 2017, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (convertible debentures, warrants and call options) for the six months ended June 30, 2018 and 2017:

	2018	2017
	$	$

Balance – Beginning of period	8,092	10,935
Acquisitions	8,591	7,376
Exercised	-	(548)
Change in fair value - investments exercised(i)	-	250
Change in fair value - investments expired(i)	(495)	-
Change in fair value - investments held at the end of the period(i)	(5,361)	1,214
Balance – End of period	10,827	19,227

(i)	Recognized in the consolidated statements of income under other gains (losses), net.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

					June 30, 2018
			Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
	$
Other investments

Convertible debentures, warrants and call options on equity securities of publicly traded mining exploration and development companies	10,827	Black-Scholes option pricing model	Expected volatility	46% to 100%	77%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $435,000 ($443,000) as at June 30, 2018.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at June 30, 2018:

		June 30, 2018
	Carrying
	amount	Fair value
	$	$

Long-term debt	419,228	448,337

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2018 and 2017, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2018
Royalties	43,564	298	22	2,254	-	46,138
Streams	9,686	5,385	293	-	3,934	19,298
Offtakes	174,166	943	22,888	-	-	197,997

	227,416	6,626	23,203	2,254	3,934	263,433

2017
Royalties	33,637	-	-	-	-	33,637
Streams	1,848	-	-	-	-	1,848
Offtakes	-	-	-	-	-	-

	35,485	-	-	-	-	35,485

(i)	94% of revenues from North America were generated from Canada and the United States for the six months ended June 30, 2018 (100% for the six months ended June 30, 2017).

For the six months ended June 30, 2018, one royalty interest generated revenues of $29.6 million ($25.1 million for the six months ended June 30, 2017), which represented 45% of revenues (71% of revenues for the six months ended June 30, 2017) (excluding revenues generated from the offtake interests).

For the six months ended June 30, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (83% and 13% excluding offtakes, respectively). For the six months ended June 30, 2017, revenues were exclusively generated from precious metals.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at June 30, 2018 and December 31, 2017, which is based on the location of the property related to the royalty, stream or other interest:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2018
Royalties	755,688	27,078	10,008	13,225	-	15,215	821,214
Streams	387,347	178,619	3,377	-	82,571	66,301	718,215
Offtakes	57,757	4,548	9,307	-	32,322	-	103,934

	1,200,792	210,245	22,692	13,225	114,893	81,516	1,643,363

December 31, 2017

Royalties	713,376	27,047	10,024	12,040	-	8,043	770,530
Streams	382,686	173,591	-	-	78,665	65,136	700,078
Offtakes	56,698	5,109	12,606	-	30,751	-	105,164

	1,152,760	205,747	22,630	12,040	109,416	73,179	1,575,772

(i)	98% of net interests from North America are located in Canada and the United States as at June 30, 2018 and December 31, 2017.

17.	Related party transactions

During the three and six months ended June 30, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	373	397	806	901
Business development expenses	1,067	510	1,914	996
Total amounts invoiced to associates	1,440	907	2,720	1,897

An amount of $2,010,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2018 ($1,245,000 as at December 31, 2017).

Additional transactions with related parties are described under Notes 5 and 7.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Subsequent event

Dividend

On August 2, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 15, 2018 to shareholders of record as of the close of business on September 28, 2018.